NO ACT

DC PE 1-8-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





08041689

March 3, 2008

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: The Dow Chemical Company
Incoming letter dated January 8, 2008

Dear Mr. Mueller:

This is in response to your letters dated January 8, 2008 and February 25, 2008 concerning the shareholder proposal submitted to Dow Chemical by Nick Rossi. We also have received a letter on the proponent's behalf dated January 11, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 8, 2008

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 22013-00029

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Stockholder Proposal of Nick Rossi*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, The Dow Chemical Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Nick Rossi, who has appointed John Chevedden to act on his behalf (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the

Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal states:

> Resolved: Directors to be Elected by Majority Vote Bylaw. Shareholders request that our company adopt a bylaw specifying that the election of our directors shall be decided by a majority of the votes cast, with a plurality vote standard used in those director elections in which the number of nominees exceeds the number of directors to be elected.

A copy of the Proposal and supporting statement, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company's Board of Directors (the "Board") will in the near future consider adoption of an amendment to its existing Bylaws (the "Current Bylaws") that will substantially implement the Proposal. Specifically, the Board will be voting on a Bylaw amendment to require that directors shall be elected by a majority of the votes actually cast on the election of directors, except that directors shall be elected by a plurality of the votes actually cast if the number of nominees exceeds the number of directors to be elected (the "Proposed Bylaw Amendment"). Accordingly, we request that the Staff concur with our view that the Proposed Bylaw Amendment substantially implements the Proposal and, thus, the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10).

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(10) as Substantially Implemented

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management. . . ." Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996); *Nordstrom, Inc.* (avail. Feb. 8, 1995). Moreover, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983); *see also* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the essential objective of the proposal has been addressed. *See, e.g., Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *The Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

B. Anticipated Action by the Company's Board of Directors

The Proposal requests that the Company adopt a bylaw specifying that the election of the Company's directors shall be decided by a majority of the votes cast, with a plurality vote standard used in those director elections in which the number of nominees exceeds the number of directors to be elected. Under Section 2.7 of the Current Bylaws, "Directors shall be elected by a plurality of the votes of the voting shares present in person or represented by proxy at the meeting and entitled to vote and actually cast on the election of Directors." Section 216 of the Delaware General Corporation Law (the state in which the Company is incorporated) provides that the certificate of incorporation or bylaws of a corporation may specify the votes that shall be necessary for the election of directors, and in the absence of such specification, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

At the recommendation of the Board Governance Committee, the Board expects to consider, at a meeting scheduled to be held in mid-February 2008, whether to approve an amendment to the Current Bylaws to provide for a majority vote standard in uncontested elections of directors. The Proposed Bylaw Amendment, attached hereto as Exhibit B, would become effective June 1, 2008 and would require that directors be elected by a majority of the votes of the voting shares present in person or represented by proxy at the meeting and entitled to vote and actually cast on the election of directors, except that if as of the record date for such meeting the number of nominees exceeds the number of directors to be elected, directors be elected by a plurality of the votes. The Proposed Bylaw Amendment further provides that a majority of votes actually cast means that the number of shares voted "for" a director nominee must exceed the number of shares voted "against" that director nominee. We will supplementally notify the Staff after the Board's consideration of the Proposed Bylaw Amendment.

C. The Proposed Bylaw Amendment Substantially Implements the Proposal

The Proposed Bylaw Amendment substantially implements the Proposal, and accordingly, the Proposal may be excluded from the 2008 Proxy Materials in reliance on Rule 14a-8(i)(10). As noted above, Commission statements and Staff precedent with respect to Rule 14a-8(i)(10) confirm that the standard for exclusion is that a stockholder proposal be substantially implemented, not fully effected. *See* Exchange Act Release No. 20091 (Aug. 16, 1983).

The Staff has consistently granted no-action relief under Rule 14a-8(i)(10) when a company implements a majority election requirement for uncontested directors that is consistent with the provisions and means advocated in the stockholder proposal. *See Citigroup Inc.* (avail. Mar. 8, 2007); *AT&T Inc. (TelCo)* (avail. Jan. 18, 2007). When the Staff has denied relief, the company has implemented an alternative approach, such as electing directors by a plurality but requiring them to tender their resignation if they do not receive a majority rather than a simple majority election requirement, *see Kohl's Corp.* (avail. Mar. 30, 2007); *International Paper Co.* (avail. Jan. 12, 2007), and an alternative means, such as amendment of the corporate governance guidelines rather than the bylaws or charter, *see Pepsi Bottling Group Inc.* (avail. Mar. 1, 2007); *Borders Group Inc.* (avail. Jan. 31, 2006).

In the instant case, the Board is expected to provide the same provisions and implement its action in the same means sought by the Proposal. The Proposal requests that (1) the Company adopt a bylaw specifying that (2) the election of its directors shall be decided by a majority of the votes cast, (3) with a plurality vote standard used in those director elections in which the number of nominees exceeds the number of directors to be elected. Were the Proposal adopted, the first election of directors to which it could apply would take place at the 2009 Annual Meeting of Stockholders.

Identically, (1) the Company anticipates adopting the Proposed Bylaw Amendment specifying that (2) directors shall be elected by a majority of the votes of the voting shares present in person or represented by proxy at the meeting and entitled to vote and actually cast on the election of directors, (3) except that directors shall be elected by a plurality of such votes if as of the record date for such meeting the number of nominees exceeds the number of directors to be elected. The additional specificity provided by the choice of a date for determining whether an election of directors is contested and the definition of "a majority of the votes cast" is entirely consistent with the Proposal and is in furtherance of implementing the Proposal. Finally, the effective date of the Proposed Bylaw Amendment is the same as (or earlier than) would apply if the Proposal were implemented following a vote on it at the Company's 2008 annual meeting. Thus, consistent with extensive precedent, the Proposed Bylaw Amendment substantially implements the Proposal notwithstanding minor differences in the language. *See Honeywell International Inc.* (avail. Jan. 31, 2007); *Sun Microsystems, Inc.* (avail. Sept. 12, 2006); *General Motors Corp.* (avail. Apr. 5, 2006); *Tiffany & Co.* (avail. Mar. 14, 2006); *The Boeing Co.* (avail.

Mar. 9, 2005); *The Home Depot, Inc.* (avail. Mar. 7, 2005) (each allowing exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting that any future poison pill be put to a stockholder vote "as soon as possible" or "within 4-months" where the company had a bylaw or poison pill policy in place that required a stockholder vote on any future poison pill within one year).

Because the Proposed Bylaw Amendment would not only implement the essential objective of the Proposal but provides precisely the action sought by the Proposal, it substantially implements the Proposal, and accordingly, the Proposal may be excluded from the 2008 Proxy Materials in reliance on Rule 14a-8(i)(10).

D. Supplemental Notification Following Board Action

We submit this no-action request at this time to address the timing requirements of Rule 14a-8 and because the Proponent has not responded to the Company's request that the Proposal be withdrawn. We will supplementally notify the Staff after Board consideration of the Proposed Bylaw Amendment. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company intends to omit a stockholder proposal on the grounds that the board of directors is expected to take certain action that will substantially implement the proposal and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g., Hewlett Packard Co. (Steiner)* (avail. Dec. 11, 2007); *The Dow Chemical Co.* (avail. Feb. 26, 2007); *Johnson & Johnson* (avail. Feb. 13, 2006); *General Motors Corp.* (avail. Mar. 3, 2004); *Intel Corp.* (avail Mar. 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action).

CONCLUSION

Based upon the foregoing analysis, we believe that once the Board takes the anticipated action described above, the Proposal will have been substantially implemented by the Proposed Bylaw Amendment, and therefore will be excludable under Rule 14a-8(i)(10). Thus, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials in reliance on Rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or the Company's Assistant Secretary and Counsel, Thomas Moran, at (989) 638-2176.

Sincerely,



Ronald O. Mueller

ROM/mbd
Enclosures

cc: Thomas Moran, The Dow Chemical Company
John Chevedden

100360165_4.DOC

EXHIBIT A

Nick Rossi
P.O Box 249
Boonville, CA 95415-0249

Mr. Andrew N. Liveris
Chairman
Dow Chemical Company (DOW)
2030 Dow Center
Midland MI 48674

Rule 14a-8 Proposal

Dear Mr. Liveris,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company efficiency and cost savings please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Nick Rossi 10/5/07

cc: Charles J. Kalil
Corporate Secretary
PH: 989 636-1000
FX: 989 636-3518
Thomas Moran <temoran@dow.com>
Asiatant Secretary
PH: 989-638-2176
FX: 989-638-1740

RECEIVED
NOV 1 0 2007
Office of
Corporate Secretary

[DOW: Rule 14a-8 Proposal, November 10, 2007]

3 – Directors to be Elected by Majority Vote Bylaw

Resolved: Directors to be Elected by Majority Vote Bylaw. Shareholders request that our company adopt a bylaw specifying that the election of our directors shall be decided by a majority of the votes cast, with a plurality vote standard used in those director elections in which the number of nominees exceeds the number of directors to be elected.

In order to provide shareholders a meaningful role in director elections, our company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot.

I believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. Our Company presently uses a plurality vote standard in all director elections. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard in director elections, an increasing number of companies, including Intel, Dell, Motorola, Texas Instruments, Wal-Mart, Safeway, Home Depot, Gannett, Marathon Oil, and Supervalu, have adopted a majority vote standard in company by-laws.

More than one-hundred (122) shareholder proposals on this topic won an impressive 49% average yes-vote in 2007. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic. The Council sent letters asking the 1,500 largest U.S. companies to comply with the Council's policy and adopt this topic. Leading proxy advisory firms also recommended voting in favor of this proposal topic.

Nick Rossi, Boonville, Calif., said that the merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were reported:

- We had no shareholder right to:
  1) Cumulative voting.
  2) To act by written consent.
- Our directors can still remain on our Board even if 90% of shares vote against each of them.
- Mr. Hess received 37% withhold votes – about 20-times as many withhold votes as some of our other directors.

Additionally:

- Three directors were insiders – Independence concern.
- We did not have an independent board chairman.
- Our Lead Director, Mr. Stern, had 15-years director tenure – Independence concern.

The above concerns shows there is room for improvement and reinforces the reason to take one step forward now and encourage our board to respond positively to this proposal:

Directors to be Elected by Majority Vote Bylaw –
Yes on 3

Notes:
Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

EXHIBIT B

Proposed Bylaw Amendment
The Dow Chemical Company

Section 2.7. Voting. Subject to all of the rights of the Preferred Stock provided for by resolution or resolutions of the Board of Directors pursuant to Article IV of the Certificate of Incorporation or by the General Corporation Law of Delaware, each stockholder shall be entitled to one vote, in person or by proxy (either written or as otherwise permitted by the General Corporation Law of Delaware), for each voting share held of record by such stockholder. The votes for the election of Directors and, upon the demand of any stockholder the vote upon any matter before the meeting, shall be by written ballot. Except as otherwise required by the General Corporation Law of Delaware or as specifically provided for in the Certificate of Incorporation or these Bylaws, in any question or matter brought before any meeting of stockholders (other than the election of Directors), the affirmative vote of the holders of voting shares present in person or by proxy representing a majority of the votes actually cast on any such question or matter shall be the act of the stockholders. <u>Directors shall be elected by the vote of a majority of the votes cast; except that, notwithstanding the foregoing, Directors shall be elected by a plurality of the votes cast if as of the record date for such meeting the number of nominees exceeds the number of Directors to be elected. For purposes of the foregoing sentence, a majority of the votes cast means that the number of shares voted "for" a Director nominee must exceed the number of shares voted "against" that Director nominee.</u>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 11, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Dow Chemical Company (DOW)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Directors to be Elected by Majority Vote Bylaw
Nick Rossi

Ladies and Gentlemen:

The company January 8, 2008 no action request states that all concerned will have to wait at least until some time in mid-February to see whether the board acts.

Additionally the January 8, 2008 no action request is incomplete because it is silent on whether:

1) the company will adopt any other changes on this topic in the company's governing documents to restrict the Section 2.7 Amendment and
2) whether other changes are necessary to completely adopt this topic.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy at this time. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi

Thomas Moran <temoran@dow.com>
Assistant Secretary

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

February 25, 2008

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 22013-00029

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Supplemental Letter Regarding Stockholder Proposal of Nick Rossi Represented by John Chevedden Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

On January 8, 2008, we submitted a letter (the "No-Action Request") on behalf of our client, The Dow Chemical Company (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit from its proxy statement and form of proxy for the Company's 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from Nick Rossi, who has appointed John Chevedden to be his representative for all issues pertaining to the Proposal (the "Proponent"). The Proposal requests that the Company "adopt a bylaw specifying that the election of our directors shall be decided by a majority of the votes cast, with a plurality vote standard used in those director elections in which the number of nominees exceeds the number of directors to be elected."

The No-Action Request indicated our belief that the Proposal may be excluded under Rule 14a-8(i)(10) because the Company's Board of Directors (the "Board") would be considering an amendment to its existing Bylaws that would substantially implement the Proposal. We write supplementally to confirm that at a meeting on February 13, 2008, the Board approved an amendment to Section 2.7 of its Bylaws to provide for majority voting in the uncontested election of directors (the "Bylaw Amendment," filed with the Commission as an exhibit to the Current Report on Form 8-K on February 15, 2008, and attached hereto as Exhibit A). The Board did not adopt any amendments to the Bylaws other than with respect to the election of directors.

As we discussed in more detail in the No-Action Request, Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. Under Rule 14a-8(i)(10), substantial implementation requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the essential objective of the proposal has been addressed. *See, e.g., Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *Johnson & Johnson* (avail. Feb. 17, 2006); *The Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

The Bylaw Amendment substantially implements the Proposal and, accordingly, the Proposal may be excluded from the 2008 Proxy Materials in reliance on Rule 14a-8(i)(10). Specifically, the Bylaw Amendment, which will take effect June 15, 2008, provides that:

> Directors shall be elected by the vote of a majority of the votes cast; except that, notwithstanding the foregoing, Directors shall be elected by a plurality of the votes cast if as of the record date for such meeting the number of nominees exceeds the number of Directors to be elected. For purposes of the foregoing sentence, a majority of the votes cast means that the number of shares voted "for" a Director nominee must exceed the number of shares voted "against" that Director nominee.

The Proposal requests that (1) the Company adopt a bylaw specifying that (2) the election of its directors shall be decided by a majority of the votes cast, (3) with a plurality vote standard used in those director elections in which the number of nominees exceeds the number of directors to be elected. Identically, (1) the Board adopted the Bylaw Amendment specifying that (2) directors shall be elected by a majority of the votes cast, (3) except that directors shall be elected by a plurality of votes cast if, as of the record date for such meeting, the number of nominees exceeds the number of directors to be elected. The additional specificity provided in the Bylaw Amendment by the choice of a date for determining whether an election of directors is contested and the definition of "a majority of the votes cast" is entirely consistent with the Proposal and is in furtherance of its implementation. Thus, the Board has provided the same provisions and implemented the Bylaw Amendment in the same means as sought by the Proposal. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) when a company implements a majority election requirement for uncontested directors that is consistent with the provisions and means advocated in a stockholder proposal. *See Citigroup Inc.* (avail. Mar. 8, 2007); *AT&T Inc. (TelCo)* (avail. Jan. 18, 2007). Accordingly, for the reasons set forth above and in the No-Action Request, the Company believes that the Proposal may properly be excluded from the 2008 Proxy Materials in reliance on Rule 14a-8(i)(10).

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this supplemental letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this supplemental letter and its attachments are being mailed on this date to the Proponent. The Company hereby agrees to promptly forward to the Proponent any Staff response to this supplemental letter that the Staff transmits by facsimile to the Company only. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Thomas E. Moran, the Company's Assistant Secretary and Counsel, at (989) 638-2176.

Sincerely,



Ronald O. Mueller

ROM/jlk
Enclosures

cc: Thomas Moran, The Dow Chemical Company
John Chevedden

100395683_2.DOC

EXHIBIT A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT


DOW

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
February 13, 2008

THE DOW CHEMICAL COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1-3433	38-1285128
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Dow Center, Midland, Michigan 48674
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:
(989) 636-1000

Not applicable
(Former name or former address, if changed since last report.)

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

(a) On February 13, 2008, the Board of Directors of The Dow Chemical Company (the "Company") amended Section 2.7 of the Company's Bylaws, effective June 1, 2008, to provide for majority voting in uncontested Director elections.

Item 9.01 Financial Statements and Exhibits

The following exhibit is filed as part of this report:

EXHIBIT NO.	DESCRIPTION
99.1	The Bylaws of The Dow Chemical Company as amended and re-adopted in full on February 13, 2008, effective June 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 15, 2008 THE DOW CHEMICAL COMPANY

By: /s/William S. Weideman
Name: William H. Weideman
Title: Vice President and Controller

BYLAWS

of

THE DOW CHEMICAL COMPANY

As of February 13, 2008, effective June 1, 2008.

(This Page Intentionally Blank)

THE DOW CHEMICAL COMPANY

BYLAWS

(As amended and re-adopted in full on February 13, 2008, effective June 1, 2008.)

Section I

CAPITAL STOCK

Section 1.1. **Certificates.** Every holder of stock in the Company shall be entitled to have a certificate signed in the name of the Company by the Chairman of the Board of Directors or the President or an Executive Vice President or a Vice President, and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the Company, representing the number of shares registered in certificate form. Any or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

Section 1.2. **Record Ownership.** The certificates of each class or series of a class of stock shall be numbered consecutively. A record of the name and address of the holder of each certificate, the number of shares represented thereby and the date of issue thereof shall be made on the Company's books. The Company shall be entitled to treat the holder of record of any share of stock as the holder in fact thereof, and accordingly shall not be bound to recognize any equitable or other claim to or interest in any share on the part of any other person, whether or not it shall have express or other notice thereof, except as required by the laws of the State of Delaware.

Section 1.3. **Transfer of Record Ownership.** Transfers of stock shall be made on the books of the Company only by direction of the person named in the certificate or such person's attorney, lawfully constituted in writing, and only upon the surrender of the certificate therefor and a written assignment of the shares evidenced thereby, which certificate shall be canceled before the new certificate is issued.

Section 1.4. **Lost Certificates.** Any person claiming a stock certificate in lieu of one lost, stolen or destroyed shall give the Company an affidavit as to such person's ownership of the certificate and of the facts which go to prove its loss, theft or destruction. Such person shall also, if required by policies adopted by the Board of Directors, give the Company a bond, in such form as may be approved by the General Counsel or his or her staff, sufficient to indemnify the Company against any claim that may be made against it on account of the alleged loss of the certificate or the issuance of a new certificate.

Section 1.5. **Transfer Agents; Registrars; Rules Respecting Certificates.** The Board of Directors may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars. The Board of Directors may make such further rules and regulations as it may deem expedient concerning the issue, transfer and registration of stock certificates of the Company.

Section 1.6. **Record Date.** The Board of Directors may fix in advance a date, not exceeding sixty days preceding the date of any meeting of stockholders, payment of dividend or other distribution, allotment of rights or change, conversion or exchange of capital stock or for the purpose of any other lawful action, as the record date for determination of the stockholders entitled to notice of and to vote at any such meeting and any adjournment thereof, or to receive any such dividend or other distribution or allotment of rights, or to exercise the rights in respect of any such change, conversion or exchange of capital stock, or to participate in any such other lawful action, and in such case such stockholders and only such stockholders as shall be stockholders of record on the date so fixed shall be entitled to such notice of and to vote at such meeting and any adjournment thereof, or to receive such dividend or other distribution or allotment of rights, or to exercise such rights, or to participate in any such other lawful action, as the case may be, notwithstanding any transfer of any stock on the books of the Company after any such record date fixed as aforesaid.

Section II

MEETINGS OF STOCKHOLDERS

Section 2.1. **Annual.** The annual meeting of stockholders for the election of Directors and the transaction of such other proper business shall be held during the month of May each year at a time and place, within or without Delaware, as determined by the Board of Directors.

Section 2.2. **Special.** Special meetings of stockholders for any purpose or purposes may be called only by the Board of Directors, pursuant to a resolution adopted by a majority of the entire Board of Directors, either upon motion of a Director or upon written request by the holders of at least fifty percent of the voting power of all the shares of capital stock of the Company then outstanding and entitled to vote generally in the election of Directors. Any such request by stockholders shall be delivered to, or mailed and received by, the Secretary of the Company at the Company's principal executive offices, shall set forth the purpose or purposes of the meeting, and shall be in proper form. To be proper form, a stockholder's notice to the Secretary must set forth as to each matter such stockholder(s) propose(s) to bring before the meeting:

(a) The name and record address of each such stockholder;

(b) The class or series and number of shares of capital stock of the Company that are owned beneficially or of record by each such stockholder;

(c) A brief description of each proposed item of business desired to be brought before the meeting, including the text of any proposed amendment to the Certificate of Incorporation or these Bylaws;

(d) A description of all arrangements or understandings

between each such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interests of such stockholder in such business; and

(e) A representation that such stockholder intends to appear in person or by proxy at the meeting to bring such business before the meeting.

At any such special meeting, only such business may be transacted as is related to the purpose or purposes set forth in the notice of meeting. Special meetings may be held at any place, within or without Delaware.

Section 2.3. **Notice.** Notice (either written or as otherwise permitted by the General Corporation Law of Delaware) of each meeting of stockholders, stating the time, place and purpose thereof, shall be distributed (either by the U.S. Postal Service or as otherwise permitted by the General Corporation Law of Delaware) by the Secretary or an Assistant Secretary not less than ten days nor more than sixty days before such meeting to every stockholder entitled to vote thereat.

Section 2.4. **List of Stockholders.** A complete list of the stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder, shall be prepared by the Secretary and shall be open to the examination of any stockholder, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held, for at least ten days before the meeting and at the place of the meeting during the whole time of the meeting.

Section 2.5. **Quorum.** The holders of at least fifty percent of the issued and outstanding stock of the Company entitled to vote with respect to any one of the purposes for which the meeting is called, present in person or represented by proxy, shall constitute a quorum, except as otherwise required by the General Corporation Law of Delaware. In the event of a lack of quorum, the chairman of the meeting or a majority in interest of the stockholders present in person or represented by proxy may adjourn the meeting from time to time without notice other than announcement at the meeting, until a quorum shall be obtained. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.

Section 2.6. **Organization.** The Chairman of the Board, or, in the absence of the Chairman of the Board, the President, or, in the absence of both, any Executive Vice President or Vice President, shall preside at meetings of stockholders as chairman of the meeting. The Secretary of the Company shall act as secretary, but in the absence of the Secretary, the chairman of the meeting may appoint a secretary. Rules governing the procedures and conduct of meetings of stockholders shall be determined by the chairman of the meeting.

Section 2.7. **Voting.** Subject to all of the rights of the Preferred Stock provided for by resolution or resolutions of the Board of Directors pursuant to Article IV of the Certificate of Incorporation or by the General Corporation Law of Delaware, each stockholder shall be entitled to one vote, in person or by proxy (either written or as otherwise permitted by the General Corporation Law of Delaware), for each voting share held of record by such stockholder. The votes for the election of Directors and, upon the demand of any stockholder the vote upon any matter before the meeting, shall be by written ballot. Except as otherwise required by the General Corporation Law of Delaware or as specifically provided for in the Certificate of Incorporation or these Bylaws, in any question or matter brought before any meeting of stockholders (other than the election of Directors), the affirmative vote of the holders of voting shares present in person or by proxy representing a majority of the votes actually cast on any such question or matter shall be the act of the stockholders. Directors shall be elected by the vote of a majority of the votes cast; except that, notwithstanding the foregoing, Directors shall be elected by a plurality of the votes cast if as of the record date for such meeting the number of nominees exceeds the number of Directors to be elected. For purposes of the foregoing sentence, a majority of the votes cast means that the number of shares voted "for" a Director nominee must exceed the number of shares voted "against" that Director nominee.

Section 2.8. **Inspectors of Election.** In advance of any meeting of stockholders, the Board of Directors or the chairman of the meeting shall appoint one or more inspectors to act at the meeting and make a written report thereof. The chairman of the meeting may designate one or more persons as alternate inspectors to replace any inspector who fails or is unable to act. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector(s) shall ascertain the number of shares outstanding and the voting power of each, determine the shares represented at the meeting and the validity of proxies and ballots, count all votes and ballots, determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s), and certify the inspectors' determination of the number of shares represented at the meeting and the count of all votes and ballots. The inspector(s) may appoint or retain other persons or entities to assist the inspector(s) in the performance of the duties of the inspector(s).

Section 2.9. **Notification of Annual Meeting Business.** Any stockholder may bring business before an annual meeting only if:

(a) Such stockholder is a stockholder of record on the date of giving notice as provided for in this Section 2.9 and on the record date for the determination of stockholders entitled to vote at such annual meeting;

(b) Such business is properly before the meeting pursuant to the laws of the State of Delaware; and

(c) Such stockholder complies with the notice procedures set forth in this Section 2.9. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely written notice thereof in proper form to the Secretary of the Company. To be timely, a stockholder's notice to the Secretary must be delivered to or distributed and received at the principal executive offices of the Company not less than 60 days nor more than 120 days prior to the anniversary date on which the Company first distributed its proxy materials for the prior year's annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after the anniversary of the prior year's annual meeting, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was distributed or public disclosure of the date of the annual meeting was made, whichever first occurs. In no event shall the public disclosure of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. For purposes of Sections 2.9 and 3.10 of these Bylaws, "public disclosure" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press, or comparable national news service or any document publicly filed by the Company with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934. To be in proper form, a stockholder's notice to the Secretary must comply with all the same requirements that apply to special meetings of stockholders as set forth in Section 2.2 of these Bylaws.

No business shall be conducted at an annual meeting of stockholders except business brought before the meeting in accordance with the procedures set forth in this Section 2.9. If the person presiding at an annual meeting determines that business was not properly brought before the annual meeting in accordance with the foregoing procedures, he or she shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

Section III

BOARD OF DIRECTORS

Section 3.1. **Number and Qualifications.** The business and affairs of the Company shall be managed by or under the direction of its Board of Directors. The number of Directors constituting the entire Board of Directors shall be not less than six nor more than twenty-one, as authorized from time to time exclusively by a vote of a majority of the entire Board of Directors. As used in these Bylaws, the term "entire Board of Directors" means the total authorized number of Directors that the Company would have if there were no vacancies. Each Director shall at all times be a holder of Common Stock of the Company.

Section 3.2. **Resignation.** A Director may resign at any time by giving written notice to the Chairman of the Board, to the President or the Secretary. Unless otherwise stated in such notice of resignation, the acceptance thereof shall not be necessary to make it effective; and such resignation shall take effect at the time specified therein or, in the absence of such specification, it shall take effect upon the receipt thereof.

Section 3.3. **Regular Meetings.** Regular meetings of the Board of Directors may be held without further notice at such time and place as shall from time to time be determined by the Board of Directors. A meeting of the Board of Directors for the election of officers and the transaction of such other business as may come before it may be held without notice immediately following the annual meeting of stockholders.

Section 3.4. **Special Meetings.** Special meetings of the Board of Directors may be called by the Chairman of the Board or the President or at the request in writing of one-third of the Directors then in office.

Section 3.5. **Notice of Special Meetings.** Notice of the time and place of each special meeting shall be mailed to each Director at least two days before the meeting or telegraphed or telecopied to such Director at least one day before the meeting. The notice need not state the purposes of the special meeting.

Section 3.6. **Place of Meetings.** The Directors may hold their meetings and have an office or offices outside of Delaware.

Section 3.7 **Quorum.** A majority of the total number of Directors then holding office shall constitute a quorum. In the event of lack of a quorum, a majority of the Directors present may adjourn the meeting from time to time without notice, other than announcement at the meeting, until a quorum shall be obtained.

Section 3.8. **Organization.** The Chairman of the Board, or, in the absence of the Chairman of the Board, the President, or, in the absence of both, a member of the Board selected by the members present, shall preside at meetings of the Board. The Secretary or an Assistant Secretary of the Company shall act as secretary, but in the absence of the Secretary or an Assistant Secretary, the presiding officer may appoint a secretary.

Section 3.9. **Compensation of Directors.** Directors shall receive such compensation for their services as the Compensation Committee may determine pursuant to Section 4.4(a) of these Bylaws, or as the Board of Directors may determine. Any Director may serve the Company in any other capacity and receive compensation therefor.

Section 3.10. **Notification of Nominations.** Nominations for the election of Directors may be made by the Board of Directors or by any stockholder entitled to vote for the election of Directors. Any stockholder entitled to vote for the election of Directors at a meeting may nominate persons for election as Directors only if such stockholder complies with all the same requirements that apply to business to be brought before an annual meeting of stockholders as set forth in Section 2.9, and with respect to an election to be held at an annual meeting of stockholders within the time limits specified in such Section, but with respect to an election to be held at a special meeting of stockholders for election of Directors, by the close of business on the seventh day following the date on which notice of such meeting is first given to stockholders. In addition to the information required by Section 2.9, the required notice shall include:

(a) A description of all arrangements or understandings between such stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by such stockholder;

(b) Such other information regarding each nominee proposed by such stockholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated, or intended to be nominated, by the Board of Directors; and

(c) The consent of each nominee to serve as a Director of the Company if elected.

The person presiding at any meeting of stockholders may refuse to acknowledge the nomination of any person not made in full compliance with the foregoing procedure.

Section IV

COMMITTEES OF THE BOARD

Section 4.1. **Creation and Organization.** The standing committees of the Board of Directors shall be an Executive Committee; an Audit Committee; a Compensation Committee; a Governance Committee; and an Environment, Health and Safety Committee, having the respective duties assigned to each in this Section IV and any other duties assigned to such committee by resolution passed by a majority of the entire Board of Directors from time to time. Except as specified herein, each such standing committee shall consist of one or more Directors and such other *ex officio* members as the Board of Directors shall from time to time determine. The chairman of each standing committee shall be one of such committee's members who shall be designated as that committee's chairman by a majority of the entire Board of Directors. Members of each standing committee shall be elected by a majority of the entire Board of Directors. Vacancies in any standing committee shall be filled by a majority vote of the entire Board of Directors. The Board of Directors may appoint management employees of the Company or its subsidiaries to be *ex officio* members of any standing committee except the Executive Committee. *Ex officio* members of standing committees shall be entitled to be present at all meetings of their respective committees and to participate in committee discussions, but shall not be entitled to vote or be counted for quorum purposes. Each standing committee shall fix its own rules of procedure and shall meet where and as provided by such rules, but the presence of a majority of its members shall be necessary to constitute a quorum. The Board of Directors may from time to time appoint such special committees with such powers and such members as it may designate in a resolution or resolutions adopted by a majority of the entire Board of Directors.

Section 4.2. **Executive Committee.** During the intervals between the meetings of the Board of Directors, the Executive Committee shall possess and may exercise all the powers of the Board of Directors in the management and direction of the business and affairs of the Company to the fullest extent allowed by the General Corporation Law of Delaware, and other applicable regulations and statutes. However, the power and authority of the Executive Committee to take the following actions shall be limited to the extent specifically authorized by resolution of the Board of Directors:

(a) To authorize the issuance of common stock;

(b) To authorize the issuance of shares of Preferred Stock, to fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Company or the conversion into, or the exchange of such shares for, shares of any other class or any other series of any class of stock of the Company, to fix the number of shares of any series of Preferred Stock or to authorize the increase or decrease of the shares of any series of Preferred Stock;

(c) To declare dividends on stock;

(d) To adopt a certificate of ownership and merger in accordance with the General Corporation Law of Delaware;

(e) To amend, alter, change, adopt, and repeal the Authorization Policy of the Company; and

(f) To determine the rights, powers, duties, rules and procedures that affect the power of the Board of Directors to manage and direct the business and affairs of the Company, including the power to designate and empower committees of the Board of Directors, to elect, appoint and empower the officers and other agents of the Company, and to determine the time and place of, and the notice requirements for Board meetings, as well as quorum and voting requirements for, and the manner of taking Board action.

The Executive Committee shall consist of the officer who serves as the chief executive officer pursuant to Section 5.17, the presiding or lead director, if any, and not fewer than two other Directors. The Executive Committee shall keep minutes of its meetings.

Section 4.3. **Audit Committee.** The Audit Committee shall have the sole authority to appoint or replace the Company's independent auditors, subject to shareholder ratification. The Audit Committee shall assist the Board in monitoring:

(a) The integrity of the financial statements of the Company;

(b) The independent auditor's qualifications, independence and performance;

(c) The performance of the Company's internal audit function; and

(d) The compliance by the Company with legal and regulatory requirements.

The Audit Committee shall prepare the report required by the rules of the Securities and Exchange Commission (the "Commission") to be included in the Company's annual meeting proxy statement.

Section 4.4. **Compensation Committee.** The Compensation Committee shall discharge the Board's responsibilities relating to the total compensation of the Company's chief executive officer and other senior executives in a manner consistent with and in support of the business objectives of the Company, competitive practice, and all applicable rules and regulations.

Section 4.5. **Governance Committee.** The Governance Committee shall consider and report periodically to the Board of Directors on all matters relating to the selection, qualification, and compensation of members of the Board and candidates nominated to the Board, as well as any other matters relating to the duties of the members of the Board. The Committee shall act as a nominating committee with respect to candidates for Directors and will make recommendations to the full Board concerning the size of the Board and structure of committees of the Board. The Committee shall also assist the Board with oversight of corporate governance matters.

Section 4.6. **Environment, Health and Safety Committee**. The Environment, Health and Safety Committee shall have:

(a) The authority and responsibility to assess current aspects of the Company's environment, health and safety policies and performance and to make recommendations to the Board of Directors and the management of the Company with regard to promoting and maintaining superior standards of performance; and

(b) Oversight responsibility and shall advise the Board on matters impacting corporate social responsibility and the Company's public reputation. The Committee's focus includes the Company's public policy management, philanthropic contributions, international codes of business conduct, and corporate reputation management. Recognizing that positive perceptions of the Company's policies and practices are valuable assets, the Committee will monitor these perceptions and will make recommendations to the Board and management to continually enhance the Company's public standing.

Section 4.7. **Powers Reserved to the Board.** No committee of the Board of Directors shall have the power or authority to:

(a) Approve or adopt, or recommend to stockholders, any action or matter expressly required by the General Corporation Law of Delaware to be submitted to stockholders for approval; or

(b) Adopt, amend, or repeal these Bylaws.

No committee of the Board of Directors shall take any action that is required by these Bylaws, the Certificate of Incorporation or the General Corporation Law of Delaware to be taken by a vote of a specified proportion of the entire Board of Directors.

Section V

OFFICERS

Section 5.1. **Designation.** The officers of the Company shall be a Chairman of the Board, a President, one or more Executive Vice Presidents, one or more Vice Presidents, a Treasurer, a Secretary, a Controller, and a General Counsel. The Board of Directors also may elect or appoint, or provide for the appointment of, such other officers, assistant officers (including one or more Assistant Treasurers, one or more Assistant Secretaries and one or more Assistant Controllers) and agents as may from time to time appear necessary or advisable in the conduct of the business and affairs of the Company.

Section 5.2. **Election and Term.** At its first meeting after each annual meeting of stockholders, the Board of Directors shall elect the officers. The term of each officer shall be until the first meeting of the Board of Directors following the next annual meeting of stockholders and until such officer's successor is chosen and qualified.

Section 5.3. **Resignation.** Any officer may resign at any time by giving written notice to the President or the Secretary. Unless otherwise stated in such notice of resignation, the acceptance thereof shall not be necessary to make it effective; and such resignation shall take effect at the time specified therein or, in the absence of such specification, it shall take effect upon the receipt thereof.

Section 5.4. **Removal.** Except where otherwise expressly provided in a contract authorized by the Board of Directors, any officer elected or appointed by the Board of Directors may be removed at any time with or without cause by the affirmative vote of a majority of the entire Board of Directors.

Section 5.5. **Vacancies.** A vacancy in any office may be filled for the unexpired portion of the term by the Board of Directors.

Section 5.6. **Chairman of the Board.** The Chairman of the Board shall preside at all meetings of the Board of Directors and shall have such other powers and perform such other duties as may be assigned by the Board of Directors.

Section 5.7. **President.** The President shall have such other powers and perform such other duties as may be assigned by the Board of Directors.

Section 5.8. **Executive Vice Presidents.** The Executive Vice Presidents shall assist the President in the management of the business and affairs of the Company and shall perform such other duties as may be assigned by the President or the Board of Directors.

Section 5.9. **Vice Presidents.** Each Vice President shall have such powers and perform such duties as may be assigned by the President or the Board of Directors. The Board of Directors may designate a Financial Vice President and one or more Vice Presidents as Senior Vice Presidents, Group Vice Presidents or Corporate Vice Presidents.

Section 5.10. **Treasurer.** The Treasurer shall have charge of all funds of the Company and shall perform all acts incident to the position of Treasurer, subject to the control of the Board of Directors.

Section 5.11. **Assistant Treasurers.** Each Assistant Treasurer shall have such powers and perform such duties as may be assigned by the Treasurer or the Board of Directors.

Section 5.12. **Secretary.** The Secretary or an Assistant Secretary shall keep the minutes and give notices of all meetings of stockholders and Directors and of such committees as directed by the Board of Directors. The Secretary shall have charge of such books and papers as the Board of Directors may require. The Secretary or any Assistant Secretary is authorized to certify copies of extracts from minutes and of documents in the Secretary's charge, and anyone may rely on such certified copies to the same effect as if such copies were originals and may rely upon any statement of fact concerning the Company certified by the Secretary or any Assistant Secretary. The Secretary shall perform all acts incident to the office of Secretary, subject to the control of the Board of Directors.

Section 5.13. **Assistant Secretaries.** Each Assistant Secretary shall have such powers and perform such duties as may be assigned by the Secretary or the Board of Directors.

Section 5.14. **Controller.** The Controller shall be in charge of the accounts of the Company. The Controller shall have such other powers and perform such other duties as may be assigned by the Board of Directors and shall submit such reports and records to the Board of Directors as it may request.

Section 5.15. **Assistant Controllers.** Each Assistant Controller shall have such powers and perform such duties as may be assigned by the Controller or the Board of Directors.

Section 5.16. **General Counsel.** The General Counsel shall be in charge of all matters concerning the Company involving litigation or legal counseling. The General Counsel shall have such other powers and perform such other duties as may be assigned by the Board of Directors and shall submit such reports to the Board of Directors as it may request.

Section 5.17. **Designation of an Officer as the Chief Executive Officer.** The Board of Directors shall designate one of the elected officers as the chief executive officer of the Company. The chief executive officer shall be in general and active charge of the business and affairs of the Company.

Section 5.18. **Designation of an Officer as the Chief Operating Officer.** The Board of Directors may designate one of the elected officers the chief operating officer of the Company with such powers and duties as may be assigned by the Board of Directors.

Section 5.19. **Compensation of Officers.** The officers of the Company shall receive such compensation for their services as the Compensation Committee may determine pursuant to Section 4.4(a) of these Bylaws.

Section VI

INDEMNIFICATION

Section 6.1 **Mandatory Indemnification.** The Company shall indemnify, to the fullest extent permitted by Delaware law, any person who was or is a defendant or is threatened to be made a defendant to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person:

(a) Is or was a Director, officer or employee of the Company; or

(b) Is or was a Director, officer or employee of the Company and is or was serving at the request of the Company as a director, trustee, member, member representative, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise; or

(c) Is or was serving at the request of the Company as a director, trustee, member, member representative or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise

against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

Section 6.2 **Permitted Indemnification.** The Company may indemnify, to the fullest extent permitted by Delaware law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person:

(a) Is or was a Director, officer, employee or agent of the Company; or

(b) Is or was serving at the request of the Company as a director, trustee, member, member representative, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise

against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

Section 6.3 **Expenses Payable in Advance.** Expenses (including attorneys' fees) incurred by any person who is or was a Director or officer of the Company, or any person who is or was serving at the request of the Company as a director, trustee, member, member representative or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, in defending or investigating a threatened or pending action, suit or proceeding, whether civil, criminal, administrative or investigative, shall be paid by the Company to the fullest extent permitted by Delaware law in advance of the final disposition of such action, suit or proceeding, upon receipt of an undertaking by or on behalf of such person to repay such amount if it ultimately shall be determined that such person is not entitled to be indemnified by the Company as authorized in this Section VI. Such expenses incurred by any person who is or was an employee or agent of the Company, or any person who is or was serving at the request of the Company as an employee or agent of another corporation, partnership, limited liability company, joint venture, trust or enterprise may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

Section 6.4 **Judicial Determination of Mandatory Indemnification or Mandatory Advancement of Expenses.** Any person may apply to any court of competent jurisdiction in the State of Delaware to order indemnification or advancement of expenses to the extent mandated under Sections 6.1 or 6.3 above. The basis of such order of indemnification or advancement of expenses by a court shall be a determination by such court that indemnification of, or advancement of expenses to, such person is proper in the circumstances. Notice of any application for indemnification or advancement of expenses pursuant to this Section 6.4 shall be given to the Company promptly upon the filing of such application. The burden of proving that such person is not entitled to such mandatory indemnification or mandatory advancement of expenses, or that the Company is entitled to recover the mandatory advancement of expenses pursuant to the terms of an undertaking, shall be on the Company. If successful in whole or in part in obtaining an order for mandatory indemnification or mandatory advancement of expenses, or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, such person shall also be entitled to be paid all costs (including attorneys' fees and expenses) in connection therewith.

Section 6.5 **Nonexclusivity.** The indemnification and advancement of expenses mandated or permitted by, or granted pursuant to, this Section VI shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any Bylaw, agreement, contract, vote of stockholders or disinterested Directors, or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise both as to action by the person in an official capacity and as to action in another capacity while holding such office. The provisions of this Section VI shall not be deemed to preclude the indemnification of any person who is not specified in this Section VI, but whom the Company has the power or obligation to indemnify under Delaware law or otherwise.

Section 6.6 **Insurance.** The Company may purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, trustee, member, member representative, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise against any liability asserted against and incurred by such person in any such capacity, or arising out of the person's status as such, whether or not the Company would have the power or the obligation to indemnify such person against such liability under the provisions of this Section VI.

Section 6.7 **Definitions.** For the purposes of this Section VI references to "the Company" shall include, in addition to the resulting company, any constituent company (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, trustees, members, member representatives, officers, employees or agents, so that any person who is or was a director, trustee, member, member representative, officer, employee or agent of such constituent company, or is or was serving at the request of such constituent company as a director, trustee, member, member representative, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section VI with respect to the resulting or surviving company as such person would have with respect to such constituent company if its separate existence had continued. The term "other enterprise" as used in this Section VI shall include employee benefit plans. References to "fines" in this Section VI shall include excise taxes assessed on a person with respect to an employee benefit plan. The phrase "serving at the request of the Company" shall include any service as a director, trustee, member, member representative, officer, employee or agent that imposes duties on, or involves services by, such director, trustee, member, member representative, officer, employee or agent with respect to any employee benefit plan, its participants or beneficiaries.

Section 6.8 **Survival.** The indemnification and advancement of expenses provided by, or granted pursuant to, this Section VI shall continue as to a person who has ceased to be a Diréctor, officer, employee or agent of the Company, and to a person who has ceased to serve at the request of the Company as a director, trustee, member, member representative, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, and, in each case, shall inure to the benefit of the heirs, executors and administrators of such person.

Section 6.9 **Repeal, Amendment or Modification.** Any repeal, amendment or modification of this Section VI shall not affect any rights or obligations then existing between the Company and any person referred to in this Section VI with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon such state of facts.

Section VII

MISCELLANEOUS

Section 7.1. **Seal.** The corporate seal shall have inscribed upon it the name of the Company, the year "1947" and the words "Corporate Seal" and "Delaware." The Secretary shall be in charge of the seal and may authorize a duplicate seal to be kept and used by any other officer or person.

Section 7.2. **Waiver of Notice.** Whenever any notice is required to be given, a waiver thereof in writing, signed by the person or persons entitled to the notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

Section 7.3. **Voting of Stock Owned by the Company.** Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Company may be executed in the name of and on behalf of the Company by the President, any Executive Vice President, any Vice President or the General Counsel. Any such officer may, in the name of and on behalf of the Company, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Company may own securities and at any such meeting shall possess and may exercise any and all rights and powers incident to the ownership of such securities and which, as the owner thereof, the Company might have exercised and possessed if present. The Board of Directors may from time to time confer like powers upon any other person or persons.

Section 7.4. **Executive Office.** The principal executive office of the Company shall be located in the City of Midland, County of Midland, State of Michigan, where the books of account and records shall be kept. The Company also may have offices at such other places, both within and without Delaware, as the Board of Directors from time to time shall determine or the business and affairs of the Company may require.

Section VIII

AMENDMENT OF BYLAWS

Section 8.1. The Board of Directors shall have power to amend, alter, change, adopt and repeal the Bylaws of the Company at any regular or special meeting. The stockholders also shall have power to amend, alter, change, adopt and repeal the Bylaws of the Company at any annual or special meeting subject to the requirements of the Certificate of Incorporation.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 3, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Dow Chemical Company
Incoming letter dated January 8, 2008

The proposal requests a bylaw specifying that the election of directors shall be decided by a majority of the votes cast, with a plurality vote standard used in those director elections in which the number of nominees exceeds the number of directors to be elected.

There appears to be some basis for your view that Dow Chemical may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Dow Chemical omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Heather L. Maples
Special Counsel

END